

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05045231

February 17, 2005

Sandra Leung
Vice President and Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY 10154-0037

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/17/2005

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2004

Dear Ms. Leung:

This is in response to your letters dated December 29, 2004 and January 24, 2005 concerning the shareholder proposal submitted to Bristol-Myers by Lawrence A. Sanchez and Kimberly J. Sanchez. We also have received a letter on the proponents' behalf dated January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 1 8 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015



Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

1934 Act, Section 14(a)
Rules 14a-8(i)(3) and (i)(6)

Sandra Leung
Vice President & Secretary

December 29, 2004

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Omission of Stockholder Proposal Submitted by Lawrence A. Sanchez and Kimberly J. Sanchez

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if Bristol-Myers Squibb Company ("Bristol-Myers," or the "Company") omits from its 2005 proxy materials a stockholder proposal and statement of support submitted by Lawrence A. Sanchez and Kimberly J. Sanchez (the "Proponents") for inclusion in the Company's 2005 proxy materials. The Proponents have indicated that Mr. Cornish F. Hitchcock shall serve as their proxy for all purposes regarding the Proposal. The proposal and supporting statement are collectively referred to as the "Proposal" and are enclosed herewith.

We have enclosed pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with the Proposal. We are sending a copy of this letter to Mr. Hitchcock as formal notice of the Company's intention to exclude the Proposal from its proxy materials.

The resolution portion of the Proposal states:

> RESOLVED: The shareholders of Bristol-Myers Squibb Company ("BMS" or the "Company") request the board of directors to adopt a policy whereby, in the event of a restatement of financial results, the board will review all bonuses and other

awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of the Company all such bonuses or awards to the extent that these performance targets were not achieved.

The Company believes it may omit the Proposal from its 2005 proxy materials under Rule 14a-8(i)(3) because it is inherently vague and ambiguous such that stockholders would not be able to determine with certainty what action the Proposal requires if adopted. Also, the company believes the proposal is excludable because it materially fails to consider the company's responsibilities under Section 304 of the Sarbanes-Oxley Act ("SOX"), codified at 17 U.S.C. § 1743, which governs the same subject-matter, or to describe how the Proposal would relate to Section 304 compliance procedures. Additionally, the Company believes it may omit the Proposal under Rule 14a-8(i)(6) because it is so vague and ambiguous that it is beyond the Company's power to effectuate.

I. Rule 14a-8(i)(3)

A stockholder proposal that is overly vague may be omitted from a company's proxy materials under Rule 14a-8(i)(3) as materially false and misleading.In *Staff Legal Bulletin 14B* (September 15, 2004), the Staff explained that exclusion or modification of a proposal under Rule 14a-8(i)(3) may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Further, the Staff has consistently taken the position that a proposal may be omitted under Rule 14a-8(i)(3) if it purports to incorporate guidelines that are not fully described in the proposal. For example, in Peoples Energy Corporation (November 23, 2004), the Staff concurred in the exclusion of a proposal requesting that officers and directors not be indemnified for gross negligence or "reckless neglect." In that case, the company argued that the proposal failed to define critical terms or provide guidance regarding implementation, including whether the proposal only applied prospectively. Also, in Safescript Pharmacies, Inc. (February 27, 2004), the Staff concurred in the exclusion of a proposal that requested expensing options in accordance with FASB guidelines but failed to specify which FASB statements, or which alternative accounting principles in such statements, were to be implemented. See also, e.g., Smithfield Foods, Inc. (July 18, 2003) (proposal omitted in its entirety because it failed to describe completely the published guidelines that would be applied in implementing the proposal); Johnson & Johnson (February 7, 2003) (proposal omitted in its entirety where its request for a report on the company's progress concerning the Glass Ceiling Commission's business recommendation lacked any description of the substantive provisions of the report); Kohl's Corporation (March 13, 2001) (proposal omitted in its entirety because it lacked any description of the SA8000 Social Accountability Standards – the focus of the company's report if the proposal was implemented).

As explained below, similar to the cited letters, the Proposal is inherently vague and ambiguous. It is unclear what types of restatements it would cover, it fails to specify whether the policy would apply retroactively or only prospectively, and it materially omits any mention of how it relates to compliance procedures under Section 304 of SOX. If the Proponents have formulated guidelines to implement the Proposal, they are not addressed in the resolution or the supporting statement. While the Proponents could well write to the Staff to clarify these points, the issue is whether stockholders voting on the Proposal as it is written – and without such interpretive guidance – will understand how these ambiguities would be resolved.

a. What restatements does the Proposal cover?

The Proposal states that performance bonuses and awards should be recouped from recipients upon a "restatement." As noted above, in Safescript Pharmacies, the proposal critically failed to identify which FASB statements or alternative accounting treatments would apply if the proposal was adopted. Here, too, while the Proponents may well not intend for the Proposal to apply to all restatements (including those that are technical or caused by accounting changes), it is unclear what types of restatements would trigger the proposed policy. As the Staff is aware, there are many types of restatements that are required for a variety of reasons, even technical and benign ones. Restatements may be required due to a retroactive change in accounting standards, or a change in a company's business. For example, under SFAS 144 a company's discontinuance of a business segment can result in the restatement of three years of financial statements. As the Staff's Accounting Training Manual states:

> If financial statements as of a date on or after the date management adopts a qualifying plan to discontinue a business segment (the measurement date) are required in a registration statement or proxy, *restatement* of all periods prior to the measurement date in accordance with APB 30 is required.

See *Division of Corporation Finance, Accounting Disclosure rules and Practices, Training Manual, 2000 Edition, at C-3 (emphasis added).* Furthermore, it is unclear whether the Proposal's suggested "policy" would be triggered by a partial restatement or by a full restatement. For instance, a restatement might be triggered by a change in a company's reporting segments under SFAS 131, but such a restatement would directly impact only the footnotes on segment reporting. Accordingly, the Company believes it is a fundamental flaw that the Proposal does not identify the types of restatements that would trigger the proposed policy.

By characterizing performance awards as "ill-gotten gains," and by analogizing the proposed policy to the Company's existing "clawback" provisions, which are generally triggered by individual transgressions, the Proposal seems to be referring only to restatements where the award recipients have some level of culpability in causing the restatement to be required. If this is the case, then each type of restatement noted above would not come within the Proponents' definition. Would only "culpable" senior executives be subject to the recoupment policy, or would all of them be subject to the policy without regard to individual culpability? As noted above, in Peoples Energy, the Staff evidently concurred that the proposal was overly vague because, among other reasons, it was unclear what standard of culpability was implied by the proposal's reference to "reckless neglect." Here, the Proposal fails even to address whether culpability is a factor, let alone specify what standard might apply.

Even if the Proposal was clear on which "restatements" might trigger the proposed policy, what if the initial performance assumptions themselves were based on the same financial results that are subject to the restatement? An example might be a restatement that resulted from discontinued operations, in which case the performance targets may have been based on the results prior to such discontinuation. Would it be fair or sensible to require recoupment of awards under those circumstances?

b. How should the policy be applied: retroactively or prospectively?

It is not clear whether the proposed policy would have retroactive impact on awards previously made. As noted above, the proposal in Peoples Energy suffered from exactly the same defect – it was also unclear whether the proposal if implemented would only apply prospectively. Here, the supporting statement seems to imply that the proposed policy would apply retroactively by discussing the Company's prior restatements. On the other hand, a "policy" is normally forward-looking. If the Proposal is intended to have retroactive effect, so that the Company would be called upon to attempt to "recoup" awards made under existing employee benefit plans, its efforts could be subject to contractual defenses by plan participants, including detrimental reliance on the plan committee's determination that the relevant performance targets had been met. Such contractual defenses could be raised because existing agreements between the Company and plan participants do not reflect the proposed policy's requirements.

c. How is compliance with Section 304 of SOX impacted?

Most significantly, it is unclear how the proposed policy would relate to the Company's responsibilities under Section 304 of SOX. Section 304 provides for the forfeiture of stock-trading profits, bonuses, and other incentive compensation received by the CEO and CFO during the 12-month period following the public issuance or filing of financial statements that are later restated due to "misconduct." Is the policy suggested by the Proposal intended to track Section 304, or supplement it? Would there be inconsistencies? The inherent ambiguity of the Proposal is amplified further by the fact that Section 304 itself is unclear. There is little legislative history or interpretive guidance on how the Section operates. While it is clear, for instance, that Section 304 is triggered by restatements, it is unclear which restatements would trigger the Section's requirements. Furthermore, while a restatement would not trigger the Section's reimbursement obligation unless it is "due to a material non-compliance by the issuer" that was "a result of misconduct," the provision does not define "misconduct"; also, there is a debate over whose misconduct would be considered a triggering event – that of the CEO/CFO, or alternatively and more broadly, that of any employee – and over the level of culpability that would amount to "misconduct." Finally, it is unclear who has the right or obligation to enforce Section 304. Does the Company have such a right?

The Proposal does not mention Section 304 or explain how the Proposal relates to it. The failure to mention Section 304 is independently, in the Company's view, a material omission in violation of Rules 14a-9 and 14a-8(i)(3).

II. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a company may omit a proposal if the company would lack the power or authority to implement the proposal. The Staff has granted relief under Rule 14a-8(c)(6), the predecessor to 14a-8(i)(6), where a proposal was vague and indefinite. For example, in The Southern Company (February 23, 1995), the Staff concurred in the exclusion of a proposal that requested the board take steps to ensure the highest standards of ethical behavior by employees serving in the public sector. In that case, the company argued that the proposal did not provide guidance regarding implementation of the proposal. Also, in International Business Machines Corp. (January 14, 1992), the Staff concurred in the exclusion of a proposal where the resolution provided for a generalized goal, but did not spell out how it would be achieved, by stating "[i]t is now apparent that the need for representation has become a necessity. The Staff noted in particular that "a matter may be considered beyond a registrant's power to effectuate where a proposal is so vague and indefinite that a registrant would be unable to determine what action should be taken." Id.

As discussed in Part I of this letter, the Proposal is inherently vague and indefinite. Any action taken by the Board to implement the Proposal could be very different from what stockholders envision at the time they vote. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(6) because it is beyond the Company's power to effectuate.

Conclusion

Despite the fact that Rule 14a-8 makes available to shareholder proponents 500 words to explain their proposals,the Proposal provides no guidance to stockholders on how it would operate if implemented. Neither stockholders voting on the Proposal, nor the Board attempting to implement it, would be able to determine with certainty what action the Proposal requires if it was adopted. Accordingly, the Company respectfully requests the Staff's concurrence that it may exclude the Proposal from its 2005 proxy materials under Rule 14a-8(i)(3) and/or 14a-8(i)(6).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, and in all cases no later than January 28, 2005, so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call me at (212) 546-4260. Thank you.

Very truly yours,



Sandra Leung
Vice President and Secretary,
Bristol-Myers Squibb Company

Enclosures

cc: Mr. Cornish F. Hitchcock, Esq.
5301 Wisconsin Avenue, N.W. Suite 350
Washington, D.C. 20015

RESOLVED: The shareholders of Bristol-Myers Squibb Company ("BMS" or the "Company") request the board of directors to adopt a policy whereby, in the event of a restatement of financial results, the board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of the Company all such bonuses or awards to the extent that these performance targets were not achieved.

SUPPORTING STATEMENT

Like many companies, BMS has a system of incentive compensation intended to encourage its executives and management to work enthusiastically in the Company's interest. Incentive compensation can be a useful way to reward and motivate senior executives, but we believe that such compensation should be tied closely to the actual attainment of pre-set performance goals. We are concerned that this may not be happening at BMS.

In its 2002 10-K report, BMS restated results previously reported for 1997 through 2001 and the first half of 2002. The Company's disclosure and related press reports were not altogether clear, but evidently sales had been overstated by some $2.5 billion and earnings by $900 million. It was clearly in the Company's interest to have reported results correctly at the time, rather than misstating results for years, then having to restate them.

During the six years affected by the restatement, the Company reported the following incentive payments to the five or six named officers in each year's proxy statement:

- $78 million for bonuses, restricted stock awards, and long-term incentive payouts.
- 6.8 million shares underlying stock options, SARs, etc.

These payments and awards were presumably based on results reported at the time, not on the restated results. Given the magnitude of the restatements, these payments would presumably have been lower if calculated based on restated results. In our view, the difference between what the payments and awards were and what they would have been if calculated on the basis of accurate numbers is a form of ill-gotten gains.

We view the Company's current policy as inadequate. BMS noted in its 2004 Proxy Statement:

> Additionally, the Committee established clawback provisions relating to stock option, restricted stock and long-term performance awards. Under these clawback provisions, executives that violate non-competition or non-solicitation agreements, or otherwise act in a manner detrimental to the company's interests will forfeit any outstanding awards and will have to return any gains realized in the prior twelve months.

BMS' policy does not explicitly require the repayment of unearned incentive pay in restatement situations, does not mention bonuses, and leaves much discretion to the Committee. Also, the policy is limited only to the prior twelve months and seemingly contemplates that executives may retain unearned incentive compensation for earlier years.

It is not enough for the Company's compensation system to encourage good work. It needs also to discourage bad work and misstatement of results.

Please vote FOR this resolution.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

14 January 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder proposal to Bristol-Myers Squibb Co.
From Lawrence A. Sanchez and Kimberly A. Sanchez

Dear Counsel:

I write in response to the letter from Bristol-Myers Squibb Co. ("Bristol-Myers" or the "Company") dated 29 December 2004 that requests no-action relief in connection with the shareholder proposal (the "Proposal") submitted by Lawrence A. Sanchez and Kimberly A. Sanchez (the "Proponents"). I have reviewed the Company's objections on behalf of the Proponents. For the reasons set forth below, I conclude that the Company has not sustained its burden of establishing why the proposal should be excluded under the Commission's Rule 14a-8. Accordingly, the Proponents respectfully urge the Division to deny the no-action relief sought by the Company.

Procedural Considerations.

At the outset, we note that Bristol-Myers may have submitted the request for no-action relief within less than the 80 days required by Rule 14a-8(j). The Company's letter is dated 29 December 2004 and requests a respond within 30 days, *i.e.*, by 28 January 2005. A review of the Company's EDGAR filings since 1994 discloses that Bristol-Myers has not printed definitive proxy materials before the 15th of March. If the Company genuinely intends to print definitive materials in late January or early February, then its letter seeking no-action relief is plainly untimely and should be rejected on that basis.

The Proposal

The text of the Proposal and supporting statement are attached to Bristol-

Myers' letter. The Proposal asks the Company to "adopt a policy whereby, in the event of a restatement of financial results, the board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of the Company any such bonuses or awards to the extent that these performance targets were not achieved."

The supporting statement states (and Bristol-Myers does not dispute the point) that according to the Company's 2002 Form 10-K, the Company restated results for 1997 through 2001 and the first half of 2002, based on the fact that sales had been overstated by some $2.5 billion and earnings by $900 million, which are material amounts in context. These restatements stemmed from the fact that Bristol-Myers engaged in an unsound business practice known as "channel-stuffing" for several years, evidently in an effort to report targeted sales and earnings. This accounting scandal prompted investigations into the inflated figures by the Commission and the Department of Justice, as well as a number of private lawsuits, all of which have cost the Company dearly in terms of reputation as well as stock price, which is now one-third of what it was worth four years ago.

During the six years affected by the restatement, Bristol-Myers reported incentive payments to the five or six named officers in each year's proxy statements that totaled $78 million in bonuses, restricted awards, and long-term incentive payouts, as well as 6.8 million shares underlying stock options, stock appreciation rights, etc. The supporting statement in support of the Proposal notes that the payments and awards made to senior executives "were presumably based on results reported at the time, not on the restated results," which "would presumably have been lower if calculated based on restated results." The supporting statement opines that the difference between "what the payments and awards were and what they would have been if calculated on the basis of accurate numbers is a form of ill-gotten gains."[1]

Bristol-Myers has long professed to have a pay-for-performance philosophy as to executive compensation. Thus, the Company's proxy statement covering 2001 (issued in April 2002, just before the restatements were announced) stated (at p. 14)

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[1] We note that this Proposal is virtually identical to a proposal filed by another shareholder at Computer Associates International that, as submitted, received 25 percent of the vote at that company's annual meeting in August 2004. Computer Associates is another company that had to restate earnings after revelations of accounting practices that significantly overstated earnings. Computer Associates did not seek no-action relief, and its statement in opposition to that proposal suggests no doubt that the company well understood the resolution.

that "executive compensation programs are based upon a pay-for-performance philosophy to provide incentives to achieve both short-term and long-term objectives and to reward exceptional performance, gains in productivity and contributions to the company's growth and success." A logical corollary would appear to be that if executives did *not*, in fact, achieve the requisite level of "performance," they should not be "paid" as if they did.

To date, however, Bristol-Myers has not articulated such a policy. The supporting statement notes that Bristol-Myers recently adopted a policy on so-called "clawback provisions," whereby (in the words of the policy) "executives that violate non-competition or non-solicitation agreements, or otherwise act in a manner detrimental to the company's interests will forfeit any outstanding awards and will have to return any gains realized in the prior twelve months." The supporting statement expresses the view that this policy is inadequate because it "does not explicitly require the repayment of unearned incentive pay in restatement situations, does not mention bonuses, and leaves much discretion to the [Board's Compensation] Committee. Also, the policy is limited only to the prior twelve months and seemingly contemplates that executives may retain unearned incentive compensation for earlier years."

<u>Bristol-Myers' Objections.</u>

1. <u>Rule 14a-8(i)(3)</u>

Bristol-Myers argues that the Proposal may be excluded under Rule 14a-8(i)(3), which permits the exclusion of proposals that are so inherently vague or indefinite that neither the stockholders in voting on the proposal, nor the company in implementing the proposal, could determine with any reasonable certainty exactly what actions or measures the proposal requires. Bristol-Myers makes a collateral (though not independent) argument that because the Proposal is allegedly vague and indefinite, the Board of Directors would be unable to effectuate to effectuate the Proposal, and therefore it may be excluded under Rule 14a-8(i)(6). As we demonstrate below, the problem here is not that Bristol-Myers fails to understand the Proposal. Rather, the Company understands all too well what the Proposal entails; its objections reflect an effort to manufacture confusion where none exists, and they are not enough to carry the Company's burden of excluding the Proposal.

Bristol-Myers cites three examples of supposedly vague and indefinite language. We address each concern in order and demonstrate why the objections are not well taken.

a. What restatements does the Proposal cover?

The text of the Proposal asks Bristol-Myers to adopt the requested policy "in the event of a restatement of financial results." The text of the Proposal is thus clear that it applies to restatements generally. Despite that clarity, Bristol-Myers argues that there are restatements and there are restatements. Specifically, Bristol-Myers notes that some restatements are only "partial" in character and that other restatements (such as would result from a discontinued operation) would supposedly not entail the concern underlying the Proponents' resolution, namely, senior executives manipulating performance results in order to pocket performance-based awards.

These arguments do not establish that the Proposal is vague. They are, at best, contentions that Bristol-Myers may wish to raise in a statement in opposition to the Proposal, *i.e.*, that the Company views the policy as too broad and that it should not apply to partial restatements or restatements involving discontinued operations. The fact that a company may object to a proposal because of its breadth does not render the proposal vague and indefinite. If anything, Bristol-Myers' comprehension that the Proposal would apply across the board demonstrates the lack of vagueness and the fact that the Company understands what the Proponents are asking.

The resolution is a far cry from the situations in the no-action letters that Bristol-Myers cites. In *Peoples Energy Corp.* (23 November 2004), the proposal recommended a bylaw amendment under which officers and directors would not be indemnified for acts involving "gross negligence or reckless neglect." The company there argued principally that these concepts were too nebulous to provide guidance. For example, the concept of "reckless neglect" was not recognized under the law of the company's state of incorporation. In *Safescript Pharmacies, Inc.* (27 February 2004), the proposal asked the company to expense options under FASB standards, apparently unaware that FASB offered companies two methods by which options may be accounted for. The other proposals cited by Bristol-Myers involved situations where companies were asked to adhere to certain standards, but those standards were either not articulated or not articulated with sufficient precision to permit shareholders to know what they would be supporting or opposing.

b. How should the policy be applied: retroactively or prospectively?

Bristol-Myers next argues that the Proposal is fatally vague because it does not state whether it would apply prospectively or retroactively. The Company's letter correctly notes that Bristol-Myers had to restate inflated earnings by billions of dollars in recent years and that senior executives pockets tens of millions of bonus and incentive awards and millions of shares of stock based on these false reports. If the Proposal were to be applied retroactively, Bristol-Myers argues, the Proposal might apply to these executives. The Company claims too that there could be a problem because affected executives who were paid millions of dollars they did not earn on the basis of overstated earnings might have defenses based on contract law that allow them to keep their "ill-gotten gains." None of these objections renders the Proposal vague or indefinite, however.

First, Bristol-Myers is imposing a level of exactitude on the Proponents that the Company has declined to impose on itself. Bristol-Myers' discussion of its new clawback policy in the April 2004 proxy statement contains (at p. 21) sets forth the only Company policy that might relate to the Proposal. That policy, which is quoted in the Proponents' resolution, states in its entirety:

> Additionally, the Committee established clawback provisions relating to stock option, restricted stock and long-term performance awards. Under these clawback provisions, executives that violate non-competition or non-solicitation agreements, or otherwise act in a manner detrimental to the company's interests will forfeit any outstanding awards and will have to return any gains realized in the prior twelve months. These provisions serve to protect the company's intellectual property and human capital, and help ensure that executives act in the best interest of the company and its stockholders.

The heart of the policy is that covered executives "will forfeit any outstanding awards and will have to return any gains realized in the prior twelve months" – but nowhere does Bristol-Myers state whether that policy applies retroactively or not.

The Company's criticism thus rings somewhat hollow because the Proponents are proposing a policy recommendation at the same level of specificity that Bristol-Myers has stated its current policy. The Company's new "clawback" policy is apparently an effort to finesse the issue by suggesting to shareholders that the Board shares the concerns articulated in this Proposal, all the while failing to answer the crucial question of exactly what actions might be considered "detrimental to the company's interests." If anything, the Proposal is trying to move the Board to adopt a policy of *greater* specificity than now exists.

Second, ever since the "channel-stuffing" scandal erupted several years ago, the question raised by this Proposal has repeatedly surfaced. At the 2003 annual meeting, a shareholder asked what the Board of Directors was doing to recoup incentive compensation paid on the basis of overstated earnings that had to be restated. He was told that the Board was examining the issue, that the issue was very complex, and that the Board would give the matter careful study. Nearly two years later, the Board has still not provided an answer.

The fact that the Board is looking into past events is another reason why the vagueness concern is unpersuasive. Policy declarations tend, by nature, to be prospective. The Board is presumably aware of the benchmark or policy it is using in its current inquiry, even if that standard is not public. The Board thus could, if it so chooses, adopt the recommended policy; when the Board reveals the results of that investigation, it could say what policy it used in its ongoing investigation.

Third, the objection that covered executives might have contract defenses sufficient to let them keep funds they did not deserve is at best theoretical. Normally, when a company objects to a proposal on possible breach of contract grounds, the company invokes Rule 14(a)-8(i)(1) or (2), which permit the exclusion of proposals that would require a company to violate state law. That is why, for example, proposals to require a shareholder vote on "golden parachute" severance agreements normally apply only to future agreements and not to existing contracts. Here, by contrast, Bristol-Myers has only hinted in the most vague and conclusory way that the Proposal may conflict with existing contracts. The Company does not identify which affected executives have such contracts, much less provide copies of any contract language that, in the Company's view, leaves it with no choice but to let the money stay in the hands of those who did not earn it.[2]

c. How is compliance with Section 304 of SOX impacted?

Bristol-Myers' final objection is that the Proposal appears to cover some of the same ground as section 304 of the Sarbanes-Oxley Act,[3] yet the Proposal is silent on

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[2] Bristol-Myers appears to concede that its current "clawback" policy does not come close to implementing the recommended Proposal, for the Company fails to make what otherwise would have been the expected argument, namely, that the Company has "substantially implemented" the requested policy and that the Proposal may thus be excluded under Rule 14a-8(i)(10).

[3] Section 304, codified at 15 U.S.C. § 7243, states in pertinent part:

> (a) If an issuer is required to prepare an accounting restatement due to the material noncompliance of the issue, as a result of misconduct, with any financial reporting requirement under the securities laws, the chief executive officer and chief financial officer of the issuer shall reimburse the issuer for–

how the two provisions would operate. This is another attempt to conjure up confusion where there is clarity.

Section 304 is more limited in scope than the Proposal, as is obvious from the text of the two documents. Section 304 provides for the forfeiture of stock-trading profits, bonuses, and other incentive compensation (a) received by the CEO and CFO (b) during the 12-month period following the public issuance or filing of financial statements that are restated (c) "due to the material noncompliance of the issuer, as a result of misconduct."

The three points highlighted in the preceding sentence underscore that the Proposal is plainly designed to apply to situations other than those covered by section 304.

– The Proposal is not limited solely to the CEO and the CFO, but to senior executives;

– The Proposal is not limited to a 12-month period after, as is section 304; and

– The Proposal is not limited to restatements based on "material noncompliance" based on "misconduct" – however those terms may be defined.

The Proposal is thus designed to have a broader reach than section 304, and corporate boards certainly know how to set policies that go beyond what existing law may require on a given topic. Bristol-Myers may disagree with the approach in the Proposal on the merits, but that is an argument to be made in a statement in opposition to the Proposal, not a request for no-action relief.

For these reasons, the Proponents respectfully submit that Bristol-Myers has not carried its burden under the (i)(3) exclusion. Should the Division disagree, we would ask it to advise as to what changes it may deem appropriate.

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1. any bonus or other incentive-based or equity-based compensation received by that person from the issuer during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of the financial document embodying such financial reporting requirement; and
2. any profits realized from the sale of securities of the issuer during that 12-month period.

2. Rule 14a-8(i)(6).

Bristol-Myers also argues and the Proposal is so vague and indefinite that the Board would be unable to effectuate the requested policy and that the Board's action might not be what the shareholders who supported the Proposal might have envisioned. Bristol-Myers offers no new arguments here beyond those raised in support of its vagueness claims under the (i)(3) exclusion. Moreover, as noted above, the Board is well aware of what the Proposal is asking it to do. Indeed, if the Board wanted its 2004 "clawback" policy to apply when there are financial restatements (of whatever sort), the Board could have said so quite explicitly, rather than use mushy language about actions" detrimental to the company's interests." Having chosen to adopt an ambiguous policy, the Board cannot complain when, as here, the Proponents try to make that policy clearer.

Finally, having told shareholders publicly at the 2003 annual meeting that the Board is looking into the question of recouping improperly paid incentive compensation, the Company cannot now claim that it is somehow unable to adopt a basic policy position on this topic.

Conclusion

For the foregoing reasons, Lawrence A. Sanchez and Kimberly J. Sanchez respectfully request the Division to advise the Company that their Proposal may not be excluded from the Company's proxy materials.

Thank you for your consideration of these matters. Please do not hesitate to contact me if I can provide any further information.

Very truly yours,



Cornish F. Hitchcock

cc: Sandra J. Leung, Esq.
Mr. Lawrence A. Sanchez
Ms. Kimberly J. Sanchez

 Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4260 Fax 212 605-9622
E-mail: sandra.leung@bms.com

Sandra Leung
Vice President & Secretary

January 24, 2005

By Hand Delivery

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bristol-Myers Squibb Company: Supplemental Correspondance/Omission of Stockholder Proposal Submitted by Lawrence A. Sanchez and Kimberly J. Sanchez (the "Proponents").

Ladies and Gentlemen:

Bristol-Myers Squibb Company submits this supplemental correspondence in reply to a letter, dated January 14, 2005, that Mr. Cornish F. Hitchcock submitted to the Staff on behalf of the Proponents. Mr. Hitchock's letter was in response to our December 29, 2004 request that the Staff concur that it will not recommend any enforcement if the Company omits from its 2005 proxy materials a stockholder proposal and statement of support submitted by the Proponents.

We wish to draw the Staff's attention to the following statements that incorrectly suggest that he is directly addressing issues raised in our December 29, 2004 request:

- The Company's no-action letter request was timely. In arguing that the request was untimely, Mr. Hitchcock mischaracterizes our request for an early Staff response as a statement that the Company intends to mail its proxy materials within 30 days of filing the request. The Company has no such intention;

- Mr. Hitchcock's extensive quotation in his letter of his own factual assertions contained in the text of the Proposal mask the fact that he does not directly respond to the substance of most of our arguments;

- Mr. Hitchcock's suggestion that the Company "does not dispute" each individual assertion or characterization in the supporting statement because the Company did not challenge them under Rule 14a-8(i)(3) is another mischaracterization. In SLAB 14B

(September 15, 2004), the Staff discouraged companies from making such arguments due to the amount of Staff resources needed to address them;

- Mr. Hitchcock does in fact clarify on page 4 of his letter that the Proposal would apply to *all* restatements, even technical ones, but this supplemental interpretation is inconsistent with the supporting statement, and in all events would be unavailable to the stockholders who would be asked to cast a vote (unless the Proposal were revised to reflect the clarification);

- Despite the extensive discussion on pages 4 to 6 of his letter purporting to address the "prospective/retroactive" issue discussed in our letter of December 29, nowhere does he actually state whether the Proposal would operate retroactively or just prospectively; and

- On page 7 of his letter, Mr. Hitchcock does clarify that the Proposal is intended "to apply to situations other than those covered by Section 304" of the Sarbanes-Oxley Act," but nowhere does the Proposal make this clear, and his supplemental interpretation would not be available to stockholders voting on the Proposal. As we noted in our letter of December 29, 2004, the Proposal materially omits any mention of Section 304. Mr. Hitchcock's suggestions that the Proposal and Section 304 would not overlap because the Proposal applies to "senior executives" while Section 304 applies to the CEO and CFO is not logical – since the CEO and CFO are "senior executives."

Very truly yours,



Sandra Leung
Vice President and Secretary,
Bristol-Myers Squibb Company

Enclosures

cc: Mr. Cornish F. Hitchcock, Esq.
5301 Wisconsin Avenue, N.W. Suite 350
Washington, D.C. 20015

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2004

The proposal requests that the board adopt a policy that in the event of a restatement of financial results, the board will review all performance-based bonuses and other awards made to senior executives during the period of the restatement and recoup the bonuses or awards to the extent that the performance targets were not achieved.

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Daniel Greenspan
Attorney-Advisor